Exhibit 99.1



Telesystem International Wireless Inc.

Code of Business Conduct

- Udated version, November 4, 2002 -

INDEX

1. INTRODUCTION 3

2. GUIDELINES 5

   2.1 Legal and ethical standards 5

   2.2 Protection of the Company's Confidential Information............................. 6

   2.3 Obligations under Securities Laws – "Insider Trading" 8

   2.4 Conflict of Interest 9

      2.4.1 Relationships and Behaviours.. 9

      2.4.2 Disclosure 10

   2.5 Accountability..11

      2.5.1 Accounts and Record keeping 11

      2.5.2 Delegation of Authority 12

3. DISTRIBUTION AND ENFORCEMENT OF CODE OF BUSINESS CONDUCT 12

   3.1 Statement of Compliance 12

   3.2 Disciplinary Actions 14

Section 1. **<u>FORMS</u>**

- Statement of Compliance
- Declaration of Conflict of Interest - Change of Status
- Conflict of Interest Report

Section 2. TIWI Foreign Corrupt Practices Legislation Policy

Section 3. TIWI Confidentiality, Loyalty, Non-Solicitation and Non-Compete Agreement

Section 4. TIWI Information Systems/Information Technology Security Policies, Procedures and Guidelines

Section 5. TIWI Policy concerning the use of Inside Information

Section 6. TIWI Delegation of Authority Policy

1. INTRODUCTION

Telesystem International Wireless Inc. ("TIWI") is a leading cellular operator in Central and Eastern Europe with over 3.5 million managed subscribers. Telesystem International Wireless Inc.'s shares are listed on the Toronto Stock Exchange (*TIW*) and NASDAQ (*TIWI*).

TIWI, its subsidiaries and its affiliates (globally the "Company") have always been strongly committed to the maintenance of high standards in the conduct of its business affairs. This is of critical importance not only to the Company, but to its Shareholders, Employees, and other stakeholders alike.

By following the principles contained in TIWI's **Code of Business Conduct** (the "Code"), the Company has achieved, and continues to enjoy, a reputation for maintaining and adhering to the highest standards of integrity. All of us share in the continuing responsibility to maintain this reputation.

The business environment in which the Company operates is an entrepreneurial one which may place each of us in situations that, if not handled properly, could result in Code violations and potentially damage the Company's credibility and reputation. This is especially important given the fact that, in countries in which the Company operates or seeks to do business, the Company relies on its credibility and its ability to partner with interested parties in the financial, private and government sectors. At times, complying with the policies and standards described in this Code could affect the Company's chances of winning or retaining business. Situations that involve a conflict between upholding policies and protecting the Company's short-term commercial interests must be resolved in a manner that does not compromise the Company's business conduct standards. Therefore, TIWI's *Code of Business Conduct* provides guidance for maintaining the ethical and cultural standards that help protect the Company and its shareholders.

Code of Business Conduct

This Code applies to the following categories of individuals (globally the "Associates"):

(1)   TIWI's Officers, Directors, Employees and Consultants;

(2)   Board Members, Managing Directors, and Senior Management teams (1st and 2nd levels of management) of entities where TIWI exercises either majority voting rights or management control.

This *Code of Business Conduct* has been prepared to help familiarize Associates with some of the elements of the Company's guidelines, policies and procedures. It is not an exhaustive account, but rather a summary of some of the most important standards that underline the Company's business ethics and professional integrity, standards that apply to all Associates, wherever they may be based. Additionally, specific policies and guidelines apply depending on individual areas of responsibility and in different countries or regions. Non-compliance can result in disciplinary action.

This Code is being distributed to all Senior Managers in each TIWI entity. It is their responsibility to communicate its contents to appropriate Associates, to impress upon them our commitment to the Code. Associates governed by this Code will be required to certify, in writing, that they have read and understood the Code and, further, that they are in compliance with same. Associates will be required, more specifically, to confirm that they are not in violation of either:

(1)   TIWI's Policy concerning the use of inside information; or

(2)   TIWI guidelines set to assure compliance with the Foreign Corrupt Practices Legislation; or

(3)   Guidelines contained in this Code as pertaining to "conflict of interest" situations.

TIWI reserves the right to revise the Code at any time, or to make individual exceptions to these policies and procedures as circumstances warrant. Any such exception should be approved by the Office of TIWI's General Counsel, and is not intended to prevent, and does not restrict its right to insist on, adherence to the policy or practice in the future.

2. GUIDELINES

2.1 Legal and ethical standards

Along with the benefits of conducting activities throughout the world comes the responsibility to ensure that all Associates obey the law of the countries in which the Company does business. Many aspects of the Company's affairs are governed by particular laws, and compliance with such laws is the cornerstone to maintaining the Company's reputation. As a consequence, it is the Company's policy to comply with all laws governing its domestic and foreign activities and to conduct its affairs in keeping with the highest moral, legal and ethical standards. **This imposes upon each Associate a standard of ethical conduct of a higher order than that required by mere compliance with the law. Said differently, integrity is honesty and much more. It is the obligation to adhere to both the letter and spirit of the applicable laws.**

It is not expected that every Associate will be fully versed in each law affecting his/her responsibilities. However all should have a basic knowledge of permissible activities involved in their work. In case of doubt, Associates should seek guidance from their supervisor, or from the Office of TIWI's General Counsel which is responsible for the continuous review and interpretation of laws.

Given the particular focus of TIWI's activities in emerging markets, Associates must be especially aware of foreign corrupt practices legislation ("FCPL") guidelines for proper business behaviour as described in TIWI's *Foreign Corrupt Practices*

Legislation Policy[1]. This particular policy forbids improper business practices in international business transactions, and it applies to TIWI and to all its subsidiaries worldwide. Here are some examples of behaviours prohibited under the FCPL:

➢ making of payments to foreign governmental officials and personnel for obtaining, maintaining or directing company business, including gifts of substantial value or lavish entertainment;

➢ indirect contributions, payments or gifts made through any medium, such as consultants, advisors, suppliers, customers or other third parties;

➢ use of funds or assets for any unlawful, improper or unethical purpose;

➢ undisclosed or unrecorded accounts with funds or assets of the Company;

➢ false, inflated or artificial entries made in the books and records of the Company.

2.2 Protection of the Company's Confidential Information

The Company's confidential and proprietary information is one of its most valuable asset and includes, but is not limited to, strategic business information of the Company, details of suppliers and their terms of business, details of customers and their requirements, any proposals relating to the acquisition or disposal of a company or business, personal information pertaining to employees or their family, or any information which the Associate is told is confidential, and any information which has been given to the Company in confidence by customers, suppliers or other persons, etc.

In addition, all notes, memoranda, records, lists of customers and suppliers, data bases, codes, and other documents and material whatsoever (whether made or created by the Associate or otherwise), shall remain the property of the Company.

---

[1] A copy of which is included herein at Section 2.

Code of Business Conduct

All Associates should ensure to properly safeguard confidential information that has been obtained, observed, created or accessed through a relationship with the company. This involves both the physical protection of confidential information and the care not to disclose or otherwise make public any confidential information to anyone other than co-workers as necessary to execute their work and except as otherwise permitted by law. Confidential information is proprietary to the company, and any attempt by unauthorised persons to obtain confidential information should be promptly reported to higher levels or management.

All TIWI's Officers, Directors and Employees are requested to sign a *Confidentiality, Loyalty, Non-Solicitation and Non-Compete Agreement*[2] (or the equivalent in the case of Senior Management teams of entities where TIWI exercises either majority voting right or management control), upon hiring or at any time in the course of their business relationship with the Company. Consultants are, likewise, required to sign a confidentiality clause in their agreements. These undertakings remain in effect even after the employee leaves the Company or after the business relationship between the Company and an Associate is terminated.

Information Technology is at the heart of achieving business strategies in today's world. Accordingly, TIWI adopted **Information Systems/Information Technology Security Policies, Procedures and Guidelines**[3] which provide Associates with recommended minimum security policies for the protection of TIWI assets inclusive of information, computers and networks. All Associates should familiarize themselves with these guidelines in order to avoid any inconvenience due to unauthorized disclosure, modification, destruction or unavailability of the information. The policy covers the following components:

 ➢ Information Custodianship, Security Policy and Administration
 ➢ Electronic Mail

---

[2] A sample of which is included herein at Section 3.

[3] A copy of which is included herein at Section 4.

> ➢ Internet Access and Use
>
> ➢ Information Backup and Recovery

2.3 Obligations under Securities Laws – "Insider Trading"

Securities legislations throughout the world contain rules prohibiting use of any material information not yet known to the public that is likely to affect the market price or value of a corporation's securities (privileged or inside information). Therefore, **no Associate or company in a "special relationship" with the Company shall knowingly take advantage of, or benefit from, such information that is obtained in the course of their duties and responsibilities and that is not generally available to the public.**

Without limitation to the foregoing guideline, and for greater certainty, no Associate shall buy or sell, or tip others to buy or sell, the securities of TIWI, or of a supplier or joint venture partner of TIWI, based on material information which is undisclosed to the public.

Information is considered material if a reasonable investor would consider it important to his/her decision to buy, sell, or hold TIWI stock. Some examples of such information would be:

> ➢ earning reports or significant upward or downward revision of estimates
>
> ➢ acquisition or divestiture
>
> ➢ major license awards, or
>
> ➢ any other significant development affecting TIWI or its subsidiaries.

As a publicly listed company, TIWI has adopted a **_Policy concerning the use of inside information_**[4] to protect the investing public and ensure that its Employees, Officers, Directors and Consultants are made aware of the requirements of securities

---

[4] A copy of which is included herein at Section 5.

laws, regulations and policies ("Securities Laws") pertaining to the use of undisclosed material information about the Company, and guidelines have been set to minimize the risk of a breach of those Securities Laws. A more limited group known as *insiders* (e.g. Officers), are also subject to additional restrictions, as well as a requirement to make regular and timely reports on any trading of TIWI securities.

Irrespective of the policy concerning the use of inside information, all Associates should not lose sight of the fact that they also have, pursuant to the general principles of civil and corporate law, general duties of loyalty to the Company that prohibit them from using for their gain any information, whether public or not, which they obtain by reason of their duties or in the performance of their work.

2.4 Conflict of Interest

2.4.1 Relationships and Behaviours

Associates must remain free of interests or relationships that are harmful or detrimental to the Company's best interests. No conflict should exist, or appear to exist, between the private interests of an Associate and his/her official duties with the Company.

Therefore, Associates should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their or the Company's image. **More specifically, never let your business dealings on behalf of the Company's affairs be influenced or appear to be influenced, by personal interests.** Examples of expected behaviours include:

➢ Associates shall perform their duties and arrange their private affairs in such a manner that public confidence and trust in the integrity, objectivity and impartiality of the Company and its Associates are conserved and enhanced;

> ➢ Associates have an obligation to act in a manner that will bear the closest public scrutiny, such that even apparent conflicts of interest do not arise - such obligation is not fully discharged by simply acting within the law;

> ➢ Associates shall not have private or family interests that would be particularly or significantly affected by the Company's actions in which they participate;

> ➢ On commencing their employment or business relationship with the Company, and thereafter, Associates shall arrange their private affairs in a manner that will prevent real, potential or apparent conflicts of interest from arising, but if such a conflict does arise between the private interests of an Associates and his/her duties and responsibilities, the conflict shall be disclosed and resolved in favour of the Company's and the public interest;

> ➢ Associates shall not solicit or accept transfers of economic benefit, other than incidental gifts, customary hospitality, or other benefits of nominal value, unless the transfer is pursuant to an enforceable contract or property right of the Associate;

> ➢ Associates shall not step out of their official roles to assist private entities or persons to obtain preferential treatment in their dealings with the Company.

2.4.2 Disclosure

Any Associate entering in a position of conflict of interest has the obligation to promptly advise the Office of TIWI's General Counsel by filling out a **Declaration of conflict of interest – Change of Status** form[5]. The Office of TIWI's General Counsel shall keep confidential any statement or information which is given,

---

[5] See form included herewith at section 1 for future reference.

determine what action should be taken and recommend that action in writing for approval by the next higher level of management.

2.5 Accountability

2.5.1 Accounts and Record Keeping

Each Associate has a responsibility to safeguard the Company's assets. This is crucial to maintaining the trust and confidence of shareholders, investors, bankers, regulators as well as other stakeholders. **The improper use and/or reporting of assets could seriously undermine the Company's integrity, adversely affect its business strategies and decisions, and weaken investor confidence. It could also constitute a criminal offence. All Associates must continue to observe the most stringent standards in the keeping of the Company's financial records and accounts.** The Company's books must reflect all components of transactions, as well as the Company's own standard of insisting upon an honest and forthright presentation of the facts. It is the responsibility of each Associate to uphold these standards. Therefore,

> ➢ All assets and liabilities shall be recorded in the regular books of account. No undisclosed or unrecorded fund or asset shall be established or maintained for any purpose;

> ➢ No false or artificial entry, or entry that obscures the purposes of the underlying transaction, shall be made in the books and records for any reason;

> ➢ No transaction shall be effected and no payment shall be approved, or made with the intention or understanding that the transaction be other than as documented, or that any part of such payment be used for any purpose other than that described by the document supporting the payment;

> ➤ The making of illegal payments of any nature or the use of the funds or assets of the Corporation for any purpose which would be in violation of any applicable law or regulation is prohibited.

2.5.2 Delegation of Authority

TIWI has implemented a *Delegation of Authority Policy* which prescribes the rules governing the authorization of transactions carried out in the course of TIWI's operations, the delegation of authority, and the signing of documents on behalf of TIWI.

All TIWI employees having managerial responsibilities must be familiar and comply with the principles set fort in the Delegation of Authority Policy and, further, must not exceed the relevant authorization limits. The Vice-President, Corporate Finance and Controller of TIWI is responsible for the administration of this policy.

A similar policy shall apply or be developed by each subsidiary of TIWI. Furthermore, TIWI nominees serving on the Boards of Directors of associated companies shall use their influence, on a best effort basis, to ensure that similar policies are also adopted by such companies.

The details of the Delegation of Authority Policy including the nature of the transactions and the respective limits to authority are set forth in section 6 of this booklet.

3. DISTRIBUTION AND ENFORCEMENT OF CODE OF BUSINESS CONDUCT

3.1 Statement of Compliance

All Associates having managerial functions shall be responsible for the implementation and enforcement of this Code, including the distribution necessary to ensure Associate knowledge and compliance.

Each Associate will be requested to carefully review the Code sign and return the enclosed Statement of Compliance (the "Statement") included herein at Section 1. By signing the Statement of Compliance, each Associate will confirm that he/she has read and understood all provisions of the Code and its constituting policies, and that he/she is in compliance with same. More specifically, Associates will be required to confirm that they are not in violation of either TIWI's policy concerning the use of inside information (section 2.3), TIWI's guidelines set to assure compliance with FCPL (section 2.1), or this Code's guidelines pertaining to "conflict of interest" situations (section 2.4). Any Associate who is required to sign the Statement of Compliance and refuses to do so cannot thereafter claim that he/she is not aware of the provisions thereof.

Every Associate shall disclose promptly to his/her immediate supervisor (if an Employee) or to the Office of TIWI's General Counsel any personal situation or transaction which is or may be in conflict with the intent or spirit of this Code, either by completing the appropriate section of the Statement of Compliance upon signature, or at a later time when/if the situation arises. Furthermore, an Associate who learns of or becomes aware of a violation shall promptly report the matter to his/her supervisor or to the Office of TIWI's Corporate Counsel.

Any Associate who is uncertain as to whether something is prohibited or required by this Code should seek advice from his/her supervisor or from the Office of TIWI's Corporate Counsel.

The Audit Committee of TIWI's Board of Directors will review with the auditors and senior management the measures taken to enforce compliance with this Code and to detect any breach thereof, and will report same to the Board. Upon request from the Audit Committee, Associates may be required, from time to time, to certify on-going compliance with the Code.

3.2 Disciplinary Actions

The matters covered in this Code of Business Conduct are of the utmost importance to the Company, its shareholders, and its business partners, and are essential to the Company's ability to conduct its business in accordance with the highest ethical standards. **In order to preserve the Company's reputation, we expect all of our Associates to adhere to these rules in carrying out their duties for the Company.**

Therefore, breeches in TIWI's Code of Business Conduct may result in disciplinary action and, in the case of serious breach, could lead to dismissal. Any breech shall be brought to the attention of the Office of TIWI's General Counsel which, in turn, shall determine what action should be taken and recommend such action, in writing, for approval by the next higher level of management or by TIWI's Audit Committee, as the case may be. The course of action required will depend on the nature of the issue and its severity. In all cases, confidentiality will be maintained to the highest degree possible, and all parties involved will have a right to be heard.